Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

China Lodging Group, Limited

Reports Third Quarter of 2017 Results

•                  A total of 3,656 hotels or 372,464 hotel rooms in operation as of September 30, 2017.

•                  Net revenues increased 33.8% year-over-year to RMB2,373.0 million (US$356.7 million) 1 for the third quarter of 2017, at the high-end of the guidance previously announced.

•                  EBITDA (non-GAAP) increased 55.4% year-over-year to RMB849.6 million (US$127.7 million) for the third quarter of 2017.

•                  Net income attributable to China Lodging Group, Limited increased 60.0% year-over-year to RMB470.1 million (US$70.7 million) for the third quarter of 2017.

•                  Basic earnings per ADS2 were RMB6.72 (US$1.01) and diluted earnings per ADS were RMB6.50 (US$0.98) for the third quarter of 2017. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB6.94 (US$1.04) and adjusted diluted earnings per ADS (non-GAAP) were RMB6.71 (US$1.01) for the third quarter of 2017.

•                  The Company expects the Q4 2017 net revenues growth of 29% to 32% year-over-year; and projects the full year 2017 net revenues growth of 24% to 25%

Shanghai, China, November 28, 2017 — China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group”, “Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter of 2017 Operational Highlights

•     During the third quarter of 2017, China Lodging Group opened 167 hotels, including 7 leased (“leased-and-operated”) hotels and 160 manachised (“franchised-and-managed”) hotels and franchised hotels.

The Company closed a total of 52 hotels, which included 9 leased hotels and 43 manachised and franchised hotels, during the third quarter of 2017. This was mainly due to:

a)                     The Company’s strategic focus to upgrade the quality of the product and service. The Company closed 13 hotels on a temporary basis for brand upgrade purposes and permanently removed 8 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly related to the HanTing and Elan brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6533 on September 29, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

b)                     Property related issues, including rezoning and returning of military-owned properties, and expiry of leases, which accounted for the closure of 22 hotels.

c)                      Operating losses from hotels located mainly in selected 3rd or lower tier cities which accounted for the closure of 9 hotels.

•     As of September 30, 2017, the Company had 684 leased and owned hotels, 2,766 manachised hotels, and 206 franchised hotels in operation in 375 cities. The number of hotel rooms in operation totaled 372,464, an increase of 15.4% from a year ago. As of September 30, 2017, the Company had a total number of 606 hotels contracted or under construction, including 38 leased hotels and 568 manachised and franchised hotels.

•   The ADR, which is defined as the average daily rate for all hotels in operation, was RMB218 in the third quarter of 2017, compared with RMB194 in the third quarter of 2016 and RMB199 in the previous quarter. The year-over-year increase of 12.1% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of midscale and upscale hotels with higher ADR in the Company’s brand mix. The sequential increase resulted mainly from seasonality.

•   The occupancy rate for all hotels in operation was 93.1% in the third quarter of 2017, compared with 88.9% in the third quarter of 2016 and 90.1% in the previous quarter. The year-over-year increase of 4.2-percentage points due to improved performance across all brands as driven by strong travel demand and increasing popularity of the Company’s brands. The sequential increase resulted mainly from seasonality.

•   RevPAR, defined as revenue per available room for all hotels in operation, was RMB203 in the third quarter of 2017, compared with RMB173 in the third quarter of 2016 and RMB179 in the previous quarter. The year-over-year increase of 17.3% was attributable to both higher ADR and occupancy. The sequential increase resulted mainly from seasonality.

•   For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB193 for the third quarter of 2017, representing a 9.5% increase from RMB177 for the third quarter of 2016, with a 4.5% increase in ADR and a 4.4-percentage-point increase in occupancy rate. The midscale and upscale hotels registered a 9.5% same-hotel RevPAR improvement, driven by a 5.2% increase in ADR and a 3.6-percentage-point increase in occupancy rate. The economy hotels also registered a 9.4% same-hotel RevPAR improvement, driven by a 4.3% increase in ADR and a 4.5-percentage-point increase in occupancy rate. Crystal Orange hotels3 will not be counted in the same-hotel RevPAR sample until they are in Huazhu system for 18 months.

3 As of September 30, 2017, the Company is still in the process of evaluating the purchase price allocation for Crystal Orange. Hence, the financial results for the second and third quarters of 2017 are based on the preliminary numbers for the purchase price allocation and are subject to change upon finalization.

•   As of September 30, 2017, the Company’s loyalty program had approximately 97 million members, who contributed approximately 76% of room nights sold during the third quarter of 2017. In the third quarter of 2017, approximately 86% of room nights were sold through the Company’s own direct channels. The strong leisure travel demands as well as the expansion of our newly launched midscale brands attract increasing bookings from third party channels.

“Fueled by strong domestic travel demand, our same-hotel RevPAR growth accelerated to 9.5% in the third quarter, the highest in the past five years. The consumption upgrade in China continued to benefit both our economy and midscale hotels. Our flagship economy brand, HanTing, recorded a same-hotel RevPAR growth of 9.8%, driven by upgraded HanTing hotels. In addition, we have also recently rolled-out new models for our other two economy hotel brands, Elan and Hi Inn. We expect our upgraded economy hotel brands will provide better customer experience.” Said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“In September, we had completed the integration of Crystal Orange into Huazhu’s platform, including operational and booking systems, membership program and back-office supports. In the third quarter, Crystal Orange hotels posted a 14.5% year-over-year growth in same-hotel RevPAR. At the end of the third quarter, midscale and upscale rooms accounted for 25% and 66% of our total room count in operation and in pipeline, respectively.” Ms. Zhang added.

Third Quarter of 2017 Financial Results

(RMB in thousands)	Q3 2016	Q2 2017	Q3 2017
Revenues:
Leased and owned hotels	1,390,334	1,543,117	1,857,846
Manachised and franchised hotels	373,239	435,552	506,720
Others	10,233	10,512	8,445
Net revenues	1,773,806	1,989,181	2,373,011

Net revenues for the third quarter of 2017 were RMB2,373.0 million (US$356.7 million), representing a 33.8% year-over-year increase and a 19.3% sequential increase. The year-over-year increase was primarily due to the Company’s hotel network expansion, improved blended RevPAR and the acquisition of Crystal Orange.

Net revenues from leased and owned hotels for the third quarter of 2017 were RMB1,857.8 million (US$279.2 million), representing an 33.6% year-over-year increase and a 20.4% sequential increase.

Net revenues from manachised and franchised hotels for the third quarter of 2017 were RMB506.7 million (US$76.2 million), representing a 35.8% year-over-year increase and a 16.3% sequential increase. Net revenues from manachised and franchised hotels accounted for 21.4% of the Company’s net revenues in the third quarter of 2017, up from 21.0% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from HuaZhu mall and the provision of IT products and services to outside customers, totaling RMB8.4 million (US$1.3 million) in the third quarter of 2017.

(RMB in thousands)	Q3 2016	Q2 2017	Q3 2017
Operating costs and expenses:
Hotel operating costs	1,249,701	1,348,270	1,504,070
Other operating costs	2,258	3,739	4,816
Selling and marketing expenses	31,264	45,262	51,561
General and administrative expenses	123,233	135,689	153,725
Pre-opening expenses	16,710	43,134	67,632
Total operating costs and expenses	1,423,166	1,576,094	1,781,804

Hotel operating costs for the third quarter of 2017 were RMB1,504.1 million (US$226.1 million), compared to RMB1,249.7 million in the third quarter of 2016 and RMB1,348.3 million in the previous quarter, representing a 20.4% year-over-year increase and an 11.6% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2017 were RMB1,499.6 million (US$225.4 million), representing 63.2% of net revenues, compared to 70.3% for the third quarter in 2016 and 67.6% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and increased portion of manachised-and-franchised revenue. The sequential decrease was mainly due to seasonality.

Selling and marketing expenses for the third quarter of 2017 were RMB51.6 million (US$7.8 million), compared to RMB31.3 million in the third quarter of 2016 and RMB45.3 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2017 were RMB51.2 million (US$7.7 million), or 2.2% of net revenues, compared to 1.8% for the third quarter of 2016 and 2.3% for the previous quarter.

General and administrative expenses for the third quarter of 2017 were RMB153.7 million (US$23.1 million), compared to RMB123.2 million in the third quarter of 2016 and RMB135.7 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2017 were RMB143.2 million (US$21.5 million), representing 6.1% of net revenues, compared with 6.5% of net revenues in the third quarter of 2016 and 6.2% in the previous quarter.

Pre-opening expenses for the third quarter of 2017 were RMB67.6 million (US$10.2 million), representing a 304.7% year-over-year increase and a 56.8% sequential increase. The year-over-year and sequential increases were mainly because more midscale or upscale leased hotels and Crystal Orange hotels were under construction in the third quarter of 2017.

Income from operations for the third quarter of 2017 was RMB591.3 million (US$88.9 million), compared to RMB351.0 million in the third quarter of 2016 and RMB442.7 million in the previous quarter. The operating margin, defined as income from operations as percentage of net revenues, for the third quarter of 2017 was 24.9%, compared with 19.8% in the third quarter of 2016 and 22.3% in the previous quarter. The improved year-over-year operating margin was mainly attributable to the improved blended RevPAR.

Net income attributable to China Lodging Group, Limited for the third quarter of 2017 was RMB470.1 million (US$70.7 million), as 19.8% of net revenues, compared to RMB293.9 million, as 16.6% of net revenues in the third quarter of 2016 and RMB389.6 million, as 19.6% of net revenues in the previous quarter. This demonstrated a 60.0% year-over-year increase and a 20.6% sequential increase. The year-over-year and sequential increases were mainly attributable to the Company’s expanded hotel network, the improved blended RevPAR, and the acquisition of Crystal Orange.

Basic and diluted earnings per share/ADS. For the third quarter of 2017, basic earnings per share were RMB1.68 (US$0.25) and diluted earnings per share were RMB1.62 (US$0.24); basic earnings per ADS were RMB6.72 (US$1.01) and diluted earnings per ADS were RMB6.50 (US$0.98). For the third quarter of 2017, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB1.74 (US$0.26) and adjusted diluted earnings per share (non-GAAP) were RMB1.68 (US$0.25); adjusted basic earnings per ADS (non-GAAP) were RMB6.94 (US$1.04) and adjusted diluted earnings per ADS (non-GAAP) were RMB6.71 (US$1.01).

EBITDA (non-GAAP) for the third quarter of 2017 was RMB849.6 million (US$127.7 million), as 35.8% of net revenues, compared with RMB546.7 million, as 30.8% of net revenues in the third quarter of 2016 and RMB703.1 million, as 35.3% of net revenues in the previous quarter. This demonstrated a 55.4% year-over-year increase and a 20.8% sequential increase.

Cash flow. Operating cash inflow for the third quarter of 2017 was RMB888.5 million (US$133.5 million). Investing cash outflow for the third quarter of 2017 was RMB519.9 million (US$78.1 million).

Cash and cash equivalents and Restricted cash. As of September 30, 2017, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3,826.6 million (US$575.1 million).

Debt financing. As of September 30, 2017, the Company had a total loan balance of RMB3,716.7 million (US$558.6 million), including a syndicated loan of US$500.0 million for the acquisition of Crystal Orange, which was drawn down in May 2017.

Guidance

For the fourth quarter of 2017, the Company expects net revenues to grow 29% to 32% year-over-year. For the full year of 2017, the Company projects net revenues growth in the range of 24% to 25%.

The Company reaffirms gross opening of approximately 500 hotels in 2017, on top of the 138 hotels added to its network through the Crystal Orange acquisition. The Company anticipates to increase the gross opening to 650-700 hotels in 2018, 60%-65% of which are midscale and upscale hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

China Lodging Group’s management will host a conference call at 8 p.m. ET, Tuesday, November 28, 2017 (or 9 a.m. on Wednesday, November 29, 2017 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7888218.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through December 6, 2017. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 7888218.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com .

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; and adjusted EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been — and will continue to be — a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA — or similarly titled measures utilized by other companies — since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of September 30, 2017, the Company had 3,656 hotels or 372,464 rooms in operation in 375 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Orange Hotel, Orange Hotel Select, Crystal Orange Hotel, and VUE Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2017, China Lodging Group operates 23 percent of its hotel rooms under lease and ownership model, 77 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	September 30, 2017
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	3,235,007	3,333,108	500,971
Restricted cash	500	493,512	74,176
Short-term investments	—	107,729	16,192
Accounts receivable, net	141,649	171,536	25,782
Loan receivables	22,410	86,691	13,030
Amounts due from related parties	98,453	88,544	13,308
Prepaid rent	446,127	528,381	79,416
Inventories	21,606	27,712	4,164
Other current assets	208,929	256,941	38,619
Total current assets	4,174,681	5,094,154	765,658

Property and equipment, net	3,710,468	4,478,055	673,058
Intangible assets, net	342,694	1,800,250	270,580
Land use rights	145,521	141,467	21,263
Long-term investments	1,064,321	1,485,610	223,289
Goodwill	171,504	2,136,710	321,150
Loan receivables	7,269	37,021	5,564
Other assets	200,492	369,351	55,515
Deferred tax assets	176,414	236,827	35,595
Total assets	9,993,364	15,779,445	2,371,672

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298,291	132,738	19,951
Long-term debt, current portion	—	133	20
Accounts payable	584,731	656,553	98,681
Amounts due to related parties	11,058	32,656	4,908
Salary and welfare payables	274,259	203,486	30,584
Deferred revenue	749,793	822,586	123,636
Accrued expenses and other current liabilities	895,837	1,237,853	186,051
Dividends payable	—	300,000	45,090
Income tax payable	152,112	232,722	34,979
Total current liabilities	2,966,081	3,618,727	543,900

Long-term debt	—	3,583,793	538,649
Deferred rent	1,023,843	1,280,479	192,458
Deferred revenue	166,963	167,349	25,153
Other long-term liabilities	323,991	363,226	54,593
Deferred tax liabilities	96,329	454,696	68,341
Total liabilities	4,577,207	9,468,270	1,423,094

Equity:
Ordinary shares	204	205	31
Treasury shares	(107,331)	(107,331)	(16,132)
Additional paid-in capital	3,699,056	3,779,065	567,999
Retained earnings	1,812,174	2,519,957	378,753
Accumulated other comprehensive income (loss)	(4,503)	98,063	14,739
Total China Lodging Group, Limited shareholders’ equity	5,399,600	6,289,959	945,390
Noncontrolling interest	16,557	21,216	3,188
Total equity	5,416,157	6,311,175	948,578
Total liabilities and equity	9,993,364	15,779,445	2,371,672

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,390,334	1,543,117	1,857,846	279,237
Manachised and franchised hotels	373,239	435,552	506,720	76,161
Others	10,233	10,512	8,445	1,269
Net revenues	1,773,806	1,989,181	2,373,011	356,667

Operating costs and expenses:
Hotel operating costs:
Rents	(458,946)	(502,353)	(533,285)	(80,153)
Utilities	(85,953)	(69,942)	(104,284)	(15,674)
Personnel costs	(282,911)	(329,025)	(366,019)	(55,013)
Depreciation and amortization	(171,089)	(185,419)	(214,069)	(32,175)
Consumables, food and beverage	(122,071)	(137,139)	(150,458)	(22,614)
Others	(128,731)	(124,392)	(135,955)	(20,434)
Total hotel operating costs	(1,249,701)	(1,348,270)	(1,504,070)	(226,063)
Other operating costs	(2,258)	(3,739)	(4,816)	(725)
Selling and marketing expenses	(31,264)	(45,262)	(51,561)	(7,750)
General and administrative expenses	(123,233)	(135,689)	(153,725)	(23,105)
Pre-opening expenses	(16,710)	(43,134)	(67,632)	(10,165)
Total operating costs and expenses	(1,423,166)	(1,576,094)	(1,781,804)	(267,808)
Other operating income (expense), net	399	29,619	137	21
Income from operations	351,039	442,706	591,344	88,880
Interest income	19,154	21,792	31,807	4,781
Interest expense	(2,158)	(15,870)	(34,797)	(5,230)
Other income, net	11,577	74,312	51,123	7,684
Foreign exchange gain (loss)	1,800	(4,577)	(5,833)	(877)
Income before income taxes	381,412	518,363	633,644	95,238
Income tax expense	(94,204)	(130,183)	(158,446)	(23,815)
Income (Loss) from equity method investments	2,277	(978)	(3,279)	(493)
Net income	289,485	387,202	471,919	70,930
Less: net loss (income) attributable to noncontrolling interest	4,384	2,437	(1,858)	(279)
Net income attributable to China Lodging Group, Limited	293,869	389,639	470,061	70,651

Other comprehensive income
Unrealized securities holding gains (losses), net of tax	10,395	(13,511)	(5,757)	(865)
Reclassification of gains realized to net income, net of tax	—	(1,545)	—	—
Foreign currency translation adjustments, net of tax	(1,547)	46,190	71,077	10,683
Comprehensive income	298,333	418,336	537,239	80,748
Comprehensive loss (income) attributable to noncontrolling interest	4,384	2,437	(1,858)	(279)
Comprehensive income attributable to China Lodging Group, Limited	302,717	420,773	535,381	80,469

Earnings per share:
Basic	1.06	1.40	1.68	0.25
Diluted	1.03	1.35	1.62	0.24

Earnings per ADS:
Basic	4.24	5.58	6.72	1.01
Diluted	4.12	5.41	6.50	0.98

Weighted average number of shares used in computation:
Basic	277,169	279,101	279,631	279,631
Diluted	285,426	288,316	289,317	289,317

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	289,485	387,202	471,919	70,930
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	11,813	16,021	15,302	2,300
Depreciation and amortization	175,637	189,210	218,081	32,778
Deferred taxes	6,426	(916)	2,823	424
Bad debt expenses	(964)	601	—	—
Deferred rent	20,923	48,485	42,063	6,322
Loss from disposal of property and equipment	1,252	11,388	—	—
Impairment loss	51,457	44,439	32,294	4,854
Loss (Income) from equity method investments	(2,277)	978	3,279	493
Investment loss (gain)	1,989	(37,773)	(50,781)	(7,632)
Excess tax benefit from share-based compensation	(3,656)	(8,200)	(9,681)	(1,455)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(4,114)	(4,904)	(7,798)	(1,172)
Prepaid rent	(22,304)	3,770	(25,934)	(3,898)
Inventories	(565)	(4,697)	5,527	830
Amounts due from related parties	1	(3,553)	(6,465)	(972)
Other current assets	(21,681)	4,362	(16,828)	(2,529)
Other assets	(6,451)	(14,403)	(23,696)	(3,562)
Accounts payable	(1,107)	1,432	11,114	1,670
Amounts due to related parties	1,764	(752)	311	47
Salary and welfare payables	(27,150)	57,289	(42,850)	(6,440)
Deferred revenue	(42,477)	(14,048)	23,457	3,526
Accrued expenses and other current liabilities	126,971	35,123	186,092	27,970
Income tax payable	54,895	83,089	47,266	7,104
Other long-term liabilities	10,319	11,886	12,984	1,952
Net cash provided by operating activities	620,186	806,029	888,479	133,540

Investing activities:
Purchases of property and equipment	(108,719)	(156,840)	(210,235)	(31,599)
Purchases of intangibles	(5,122)	(247)	(2,702)	(406)
Acquisitions, net of cash received	(2,926)	(2,980,236)	—	—
Purchase of long-term investments	(17,130)	(216,917)	(175,300)	(26,348)
Proceeds from maturity/sale of long-term investments	4,553	87,593	110	17
Payment for shareholder loan to joint venture	(81)	(775)	(30,370)	(4,565)
Collection of shareholder loan from joint venture	9,285	48,500	71,355	10,725
Purchase of short-term investments	—	—	(95,802)	(14,399)
Payment for the origination of loan receivables	(3,020)	(47,000)	(75,992)	(11,422)
Proceeds from collection of loan receivables	5,401	4,526	25,021	3,761
Increase in restricted cash	358,343	(467,000)	(26,012)	(3,910)
Net cash provided by (used in) investing activities	240,584	(3,728,396)	(519,927)	(78,146)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	3,299	4,428	580	87
Proceeds from short-term debt	—	135,488	—	—
Repayment of short-term debt	(332,555)	(266,764)	(26,913)	(4,045)
Proceeds from long-term debt	—	3,633,174	—	—
Funds advanced from noncontrolling interest holders	—	13,950	11,913	1,791
Repayment of funds advanced from noncontrolling interest holders	—	(1,677)	(7,053)	(1,060)
Contribution from noncontrolling interest holders	800	6,631	890	134
Dividends paid to noncontrolling interest holders	(1,935)	(1,680)	(240)	(36)
Excess tax benefit from share-based compensation	3,656	8,200	9,681	1,455
Net cash provided by (used in) financing activities	(326,735)	3,531,750	(11,142)	(1,674)

Effect of exchange rate changes on cash and cash equivalents	1,444	(4,500)	(4,677)	(703)
Net increase in cash and cash equivalents	535,479	604,883	352,733	53,017
Cash and cash equivalents at the beginning of the period	2,466,352	2,375,492	2,980,375	447,954
Cash and cash equivalents at the end of the period	3,001,831	2,980,375	3,333,108	500,971

China Lodging Group, Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,504,070	63.4%	4,460	0.2%	1,499,610	63.2%
Other operating costs	4,816	0.2%	—	0.0%	4,816	0.2%
Selling and marketing expenses	51,561	2.2%	321	0.0%	51,240	2.2%
General and administrative expenses	153,725	6.5%	10,521	0.4%	143,204	6.1%
Pre-opening expenses	67,632	2.9%	—	0.0%	67,632	2.9%
Total operating costs and expenses	1,781,804	75.2%	15,302	0.6%	1,766,502	74.6%
Income from operations	591,344	24.9%	15,302	0.6%	606,646	25.5%

	Quarter Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	226,063	63.4%	670	0.2%	225,393	63.2%
Other operating costs	725	0.2%	—	0.0%	725	0.2%
Selling and marketing expenses	7,750	2.2%	48	0.0%	7,702	2.2%
General and administrative expenses	23,105	6.5%	1,582	0.4%	21,523	6.1%
Pre-opening expenses	10,165	2.9%	—	0.0%	10,165	2.9%
Total operating costs and expenses	267,808	75.2%	2,300	0.6%	265,508	74.6%
Income from operations	88,880	24.9%	2,300	0.6%	91,180	25.5%

	Quarter Ended June 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,348,270	67.8%	4,502	0.2%	1,343,768	67.6%
Other operating costs	3,739	0.2%	—	0.0%	3,739	0.2%
Selling and marketing expenses	45,262	2.3%	371	0.0%	44,891	2.3%
General and administrative expenses	135,689	6.8%	11,148	0.6%	124,541	6.2%
Pre-opening expenses	43,134	2.2%	—	0.0%	43,134	2.2%
Total operating costs and expenses	1,576,094	79.3%	16,021	0.8%	1,560,073	78.5%
Income from operations	442,706	22.3%	16,021	0.8%	458,727	23.1%

	Quarter Ended September 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,249,701	70.5%	3,866	0.2%	1,245,835	70.3%
Other operating costs	2,258	0.1%	—	0.0%	2,258	0.1%
Selling and marketing expenses	31,264	1.8%	244	0.0%	31,020	1.8%
General and administrative expenses	123,233	6.9%	7,703	0.4%	115,530	6.5%
Pre-opening expenses	16,710	0.9%	—	0.0%	16,710	0.9%
Total operating costs and expenses	1,423,166	80.2%	11,813	0.6%	1,411,353	79.6%
Income from operations	351,039	19.8%	11,813	0.6%	362,852	20.4%

China Lodging Group, Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	293,869	389,639	470,061	70,651
Share-based compensation expenses	11,813	16,021	15,302	2,300
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	305,682	405,660	485,363	72,951

Earnings per share (GAAP)
Basic	1.06	1.40	1.68	0.25
Diluted	1.03	1.35	1.62	0.24

Earnings per ADS (GAAP)
Basic	4.24	5.58	6.72	1.01
Diluted	4.12	5.41	6.50	0.98

Adjusted earnings per share (non-GAAP)
Basic	1.10	1.45	1.74	0.26
Diluted	1.07	1.41	1.68	0.25

Adjusted earnings per ADS (non-GAAP)
Basic	4.41	5.81	6.94	1.04
Diluted	4.28	5.63	6.71	1.01

Weighted average number of shares used in computation
Basic	277,169	279,101	279,631	279,631
Diluted	285,426	288,316	289,317	289,317

	Quarter Ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to China Lodging Group, Limited (GAAP)	293,869	389,639	470,061	70,651
Interest income	(19,154)	(21,792)	(31,807)	(4,781)
Interest expense	2,158	15,870	34,797	5,230
Income tax expense	94,204	130,183	158,446	23,815
Depreciation and amortization	175,637	189,210	218,081	32,778
EBITDA (non-GAAP)	546,714	703,110	849,578	127,693
Share-based compensation	11,813	16,021	15,302	2,300
Adjusted EBITDA (non-GAAP)	558,527	719,131	864,880	129,993

China Lodging Group, Limited

Operational Data

	As of
	September 30,	June 30,	September 30,
	2016	2017	2017
Total hotels in operation:	3,198	3,541	3,656
Leased and owned hotels	625	686	684
Manachised hotels	2,399	2,654	2,766
Franchised hotels	174	201	206
Total hotel rooms in operation	322,785	359,530	372,464
Leased and owned hotels	77,158	86,232	86,568
Manachised hotels	229,565	253,469	265,701
Franchised hotels	16,062	19,829	20,195
Number of cities	365	369	375

	For the quarter ended
	September 30,	June 30,	September 30,
	2016	2017	2017
Occupancy rate (as a percentage)
Leased and owned hotels	90.0%	90.8%	92.8%
Manachised hotels	89.3%	90.8%	94.1%
Franchised hotels	74.1%	74.4%	78.9%
Blended	88.9%	90.1%	93.1%
Average daily room rate (in RMB)
Leased and owned hotels	217	232	257
Manachised hotels	186	188	204
Franchised hotels	194	203	236
Blended	194	199	218
RevPAR (in RMB)
Leased and owned hotels	195	211	238
Manachised hotels	166	171	192
Franchised hotels	144	151	186
Blended	173	179	203

Same-hotel Operational Data: like-for-like performance for hotels in operation for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2016	2017
Total	2,603	2,603
Leased hotels	579	579
Manachised and franchised hotels	2,024	2,024
Occupancy rate (as a percentage)	91%	96%
Average daily room rate (in RMB)	194	202
RevPAR (in RMB)	177	193

Same-hotel operational data by segment

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy	September 30,		yoy	September 30,		yoy
	2016	2017	2016	2017	growth	2016	2017	growth	2016	2017	growth
Economy hotels	2,316	2,316	162	177	9.4%	176	183	4.3%	92%	96%	4.5%
Leased and owned hotels	498	498	169	185	9.6%	186	196	5.3%	91%	94%	3.6%
Manachised and franchised hotels	1,818	1,818	159	174	9.3%	172	179	3.9%	92%	97%	4.8%
Midscale and upscale hotels	287	287	265	290	9.5%	303	319	5.2%	87%	91%	3.6%
Leased hotels	81	81	320	344	7.5%	346	365	5.4%	92%	94%	1.8%
Manachised and franchised hotels	206	206	233	259	11.0%	276	291	5.3%	84%	89%	4.6%
Total	2,603	2,603	177	193	9.5%	194	202	4.5%	91%	96%	4.4%

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q3 2017	September 30, 2017
Economy hotels	46	2,939
HanTing Hotel	19	2,232
Leased hotels	(8)	465
Manachised hotels	27	1,763
Franchised hotels	—	4
Hi Inn	(1)	394
Leased hotels	(3)	32
Manachised hotels	2	316
Franchised hotels	—	46
Elan Hotel	18	213
Manachised hotels	18	180
Franchised hotels	—	33
ibis Hotel	11	91
Leased and owned hotels	1	16
Manachised hotels	11	29
Franchised hotels	(1)	46
Orange Hotel	(1)	9
Leased hotels	(1)	7
Manachised hotels	—	1
Franchised hotels	—	1
Midscale and upscale hotels	69	717
JI Hotel	37	364
Leased hotels	6	91
Manachised hotels	31	270
Franchised hotels	—	3
Starway Hotel	14	162
Leased hotels	—	2
Manachised hotels	14	126
Franchised hotels	—	34
Joya Hotel	—	6
Leased hotels	—	3
Manachised hotels	—	3
Manxin Hotels & Resorts	4	8
Leased hotels	1	2
Manachised hotels	1	3
Franchised hotels	2	3
HanTing Plus Hotel	1	1
Manachised hotels	1	1
ibis Styles Hotel	1	11
Manachised hotels	1	7
Franchised hotels	—	4
Mercure Hotel	1	19
Leased hotels	—	2
Manachised hotels	(1)	14
Franchised hotels	2	3
Novotel Hotel	2	4
Manachised hotels	2	3
Franchised hotels	—	1
Grand Mercure	—	3
Leased hotels	—	1
Franchised hotels	—	2
Orange Select	7	97
Leased hotels	2	44
Manachised hotels	3	35
Franchised hotels	2	18
Crystal Orange	2	42
Leased hotels	—	19
Manachised hotels	2	15
Franchised hotels	—	8
Total	115	3,656